

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 14, 2008

Via U.S. Mail and Fax (604) 408-9301
Mr. Harpreet Janda
Chief Financial Officer
Arris Resources, Inc.
1250 West Hastings Street
Vancouver, British Columbia
Canada V6E 2M4

> **Re: Arris Resources, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 27, 2008**
>
> **File No. 0-29208**

Dear Mr. Janda:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 15. Controls and Procedures, page 31

1.   Please amend your filing to comply with Item 308T of Regulation S-K and provide Management's Report on Internal Control over Financial Reporting.

2.   We also note you have concluded your disclosure controls and procedures are effective. This conclusion conflicts with the disclosure in your Internal Controls and Procedures and Disclosure Controls on page 4 of your Management's Discussion and Analysis where you conclude a weakness existed in the design of internal control over financial reporting that should also be considered a weakness in your disclosure controls and procedures. Please amend your filing to provide consistent disclosure on your conclusions regarding internal controls and disclosure controls and procedures.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Harpreet Janda
Arris Resources, Inc.
November 14, 2008
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner for CW

Chris White
Branch Chief